Imagination in Education

March 21, 2014

Via E-mail

Larry Spirgel

Assistant Director

Securities and Exchange CommissionLetter

Washington, D.C. 20549

Re:   PCS Edventures!.com, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2013

Filed July 2, 2013

File No. 000-49990

Dear Mr. Spirgel:

Please consider this PCS Edventures!.com, Inc. written response to your letter dated 03/13/2014.

Regarding your request under your heading -- Dependence on One or a Few Major Customers, Page 14, we advise that we have reviewed our revenues on a customer-by-customer basis for the Fiscal Year Ended March 31, 2013. We have determined that Kansas State University was the sole major customer of PCS during that fiscal year, representing approximately 27% of gross revenues. It was a single, non-recurring order. Consequently there was no contract to file. The reference to Cengage and Devry in the 2013 10-K related to customers of the LabMentors subsidiary. Neither of those customers qualified as major customers of PCS Edventures!.com, the parent company; neither of those customers represented more than 10% of the gross revenues of PCS Edventures!.com.

Regarding your request under your heading – Item 9(A). Controls and Procedures, page 63, PCS Edventures!.com, Inc. confirms future filings will disclose the conclusions of the principle financial officer or person performing similar functions regarding the effectiveness of PCS Edventures!.com, Inc. disclosure controls and procedures.

Regarding your request under your heading – Certifications, PCS Edventures!.com, Inc. confirms future filings will include the certifications of the principle financial officer or person performing similar functions or if the same person is performing the functions of principle executive officer and principle financial officer, then the one certification under each Section of the Act will indicate both titles.

345 Bobwhite Court, Suite 200 • Boise, ID 83706

Office: 208.343.3110 • Toll Free: 800.429.3110 • Fax: 208.343.1321

EDVENTURES.COM

Imagination in Education

PCS Edventures!.com, Inc. is in possession of all the facts relating to the company’s disclosure. PCS Edventures!.com, Inc. is responsible for the accuracy and adequacy of the disclosures in the Form 10-K for the Fiscal Year Ended March 31, 2013 and future filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. PCS Edventures!.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this response sufficiently satisfies your comments and requests regarding Form 10-K for the Fiscal Year Ended March 31, 2013 and future filings. Feel free to contact me with any additional comments.

Sincerely,

Robert Grover

CEO

PCS Edventures, Inc.

345 Bobwhite Court, Suite 200 • Boise, ID 83706

Office: 208.343.3110 • Toll Free: 800.429.3110 • Fax: 208.343.1321

EDVENTURES.COM